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                               June 29, 2020

       Jay Farner
       Chief Executive Officer
       Rocket Companies, Inc.
       1050 Woodward Avenue
       Detroit, MI 48226

                                                        Re: Rocket Companies,
Inc.
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 23,
2020
                                                            CIK No. 0001805284

       Dear Mr. Farner:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement submitted June 23, 2020

       Description of Capital Stock
       Choice of Forum, page 263

   1. You state that the federal district courts will be the exclusive forum for claims arising under the Securities
Act. Please state here and in the first full risk factor on page 85 that stockholders will not
be deemed to have waived the company   s compliance with the
                                                        federal securities
laws.

            You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Marc
       Thomas, Staff Accountant, at (202) 551-3452 if you have questions regarding comments on the
 Jay Farner
Rocket Companies, Inc.
June 29, 2020
Page 2

financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-
Advisor, at (202) 551-3217 or Justin Dobbie, Legal Branch Chief, at (202) 551-3469 with any other questions.



                                                          Sincerely,
FirstName LastNameJay Farner
                                                          Division of
Corporation Finance
Comapany NameRocket Companies, Inc.
                                                          Office of Finance
June 29, 2020 Page 2
cc:       John Kennedy, Esq.
FirstName LastName